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(FRESH DEL MONTE LOGO) FRESH DEL MONTE PRODUCE INC.

FOR IMMEDIATE RELEASE

Contact:
          John F. Inserra                      Christine Cannella
          Executive Vice President and         Director, Investor Relations
          Chief Financial Officer              305-520-8451
          305-520-8065

       FRESH DEL MONTE PRODUCE ANNOUNCES WITHDRAWAL OF ITS PUBLIC OFFERING

CORAL GABLES, FLA., OCTOBER 29, 2001 - FRESH DEL MONTE PRODUCE INC. (NYSE: FDP) one of the world's largest producers and marketers of fresh fruit, vegetables and other produce, today announced that it is withdrawing its registration statement for its public offering of 7,000,000 ordinary shares, due to the recent trends in the market. The proposed offering comprises 3,000,000 new ordinary shares to be issued and sold by Fresh Del Monte and 4,000,000 outstanding ordinary shares to be sold by IAT Group Inc., the company's principal shareholder.

Fresh Del Monte is a leading vertically integrated producer and marketer of high quality fresh and packaged fresh-cut fruit and vegetables. Our products include bananas, pineapples, cantaloupe, honeydew, watermelons, grapes, non-tropical fruit (including citrus, apples, pears, peaches, plums, nectarines, apricots and kiwi), plantains, Vidalia(R) sweet onions and various greens. We market our products worldwide under the DEL MONTE(R) brand, a symbol of product quality and reliability since 1892.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS REGARDING THE INTENTS, BELIEFS OR CURRENT EXPECTATIONS OF THE COMPANY OR ITS OFFICERS WITH RESPECT TO VARIOUS MATTERS. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON INFORMATION CURRENTLY AVAILABLE TO THE COMPANY AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE THESE STATEMENTS. IT IS IMPORTANT TO NOTE THAT THESE FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS IMPORTANT FACTORS, INCLUDING THOSE DESCRIBED UNDER THE CAPTION "KEY INFORMATION - RISK FACTORS" IN FRESH DEL MONTE PRODUCE INC.'S FORM 20-F FOR THE YEAR ENDED DECEMBER 29, 2000.

NOTE TO THE EDITOR: This release and other press releases are available on the Company's web site, www.freshdelmonte.com.

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